May 13, 2010
Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	United Maritime Group, LLC United Maritime Group Finance Corp. Registration Statement on Form S-4 (File No. 333-165796 & -01)
Dear Mr. Webb:
     On behalf of United Maritime Group, LLC and United Maritime Group Finance Corp. (collectively, the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-4 filed on March 30, 2010 (the “Registration Statement”) in respect to the exchange of new registered senior secured notes for all our outstanding unregistered senior secured notes, contained in your letter dated April 28, 2010 to Walter Bromfield, Chief Financial Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 1 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.
* * * * * * * * * *
General
1.	Comment: We note that you are registering the 11 3/4% Senior Secured Notes due 2015 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also, Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.
Response: As requested, the Company has provided a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s positions enunciated in the above-referenced no-action letters.

2.	Comment: Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Response: As requested, the Company has provided a supplemental letter stating that the exchange offer is in compliance with Rule 14e-1(a) and Rule 424.
3.	Comment: Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.
Response: As of the date of this response, the financials statements do not need to be updated per Rule 3-12 of Regulation S-X.
4.	Comment: Please note that currently dated accountant’s consents should be included with any future amendments to your Form S-4 registration statement.
Response: The Company has included currently dated accountant’s consents with the Amendment.
Notice to Investors
5.	Comment: Please revise the first sentence to remove the implication that information contained in the prospectus may not be accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.
Response: The Company has revised the Registration Statement to comply with the Staff’s comment.
Prospectus Summary, page 1
Our Company, page 1
6.	Comment: Please disclose in the summary that you expect a significant reduction in volumes and revenues from Tampa Electric. Similarly revise disclosure on page 75.
Response: The Company has revised the Registration Statement on pages 4-5 and 76 to comply with the Staff’s comment.
Summary of the Exchange Offer, page 8
7.	Comment: We note your disclosure indicating that you will issue new notes or return any old notes not accepted for exchange as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.
Response: The Company has revised the Registration Statement on the cover as well as pages 9, 40, 42 and 43 to comply with the Staff’s comment.

Risk Factors
A decline in Tampa Electric’s operating results, page 17
8.	Comment: Please revise to move the last four paragraphs into a separate risk factor.
Response: The Company has revised the Registration Statement on page 18 to comply with the Staff’s comment.
Conditions to the Exchange Offer, page 46
9.	Comment: Please define the term “material adverse change” as the term is used in the material adverse change condition.
Response: The Company has revised the Registration Statement on page 46 to comply with the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50
Our Operations and Cost Reduction Measures, page 52
10.	Comment: Please revise on page 53 to disclose, if able, the estimated reduction of revenues from Tampa Electric.
Response: At this time we are unable to quantify the extent of the reduction of revenues due to decisions that will be made by Tampa Electric over the life of the contract, including elections made year-to-year as to moving tons at or above minimum contracted levels, where those tons are loaded among ports on the Inland Waterways, as well as Tampa Electric’s ability in the contract to elect to carry-over certain levels of commitments from each contract year into the following contract year.
Critical Accounting Policies, page 54
11.	Comment: We note that your critical accounting policies disclosure is substantially similar to selected policies from your accounting policy footnote 2 and is solely a duplication of the accounting policies included in that note. The critical accounting policies disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure — (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise, as applicable.

Response: The Company has revised the Registration Statement on pages 54-55 to comply with the Staff’s comment.
Property and Equipment, page 54
12.	Comment: Reference is made to Risk Factors (page 33) on your discussion that the appraised value of the fleet may not reflect the realizable value in the event of a sale. We note that your fleet had a market value of $317.4 million as of November 2009. It is unclear whether the market value of these assets exceed its carrying value as of the end of fiscal 2009 or if the market value has significantly decreased from prior periods. Your critical accounting policy should provide information for investors to assess the probability of a future material impairment charge as required by Regulation S-K, Rule 3-03(a)(3)(ii) and Section V of Interpretive Release No 33-8350. Among other items for discussion, please consider the following disclosures in addressing this matter:
•	percentage by which fair value exceeds (deficient) to its carrying value for the vessel assets;

•	description of methods & key assumptions used and determined;

•	discussion of the degree of uncertainty associated with key assumptions; and

•	description of potential events and/or changes in circumstances that may reasonably be expected to negatively affect the key assumptions.
Please revise your disclosures accordingly.
Response: The Company has revised the Registration Statement on page 55 to comply with the Staff’s comment.
Results of operations, page 58
13.	Comment: It appears from page 50 and the results of operations discussions that the company’s three business segments — United Ocean Services, United Barge Line, and United Bulk Terminal are the same three reportable operating segments labeled differently in your segment note (13) as Blue Water, and Inland Water and Transfer and Storage, respectively. Please conform the disclosure to clarify the names of your reportable segments on a consistent basis, so that a reader clearly understands they are the same reportable segments.
Response: The Company has revised the Registration Statement on pages F-21 through F-23 to comply with the Staff’s comment.
General and Administrative, page 59
14.	Comment: Your discussion of the changes in G&A expense indicate that the expense decreased from your year ended December 31, 2005 to the year ended December 31, 2009. In this regard, please revise the discussion of the reason for the change to reflect the reasons for a decrease in the expense, rather than an increase.
Response: The Company has revised the Registration Statement on page 59 to comply with the Staff’s comment.

Other Income (Loss), page 59
15.	Comment: We note that the early termination loss on fuel hedges terminated in 2008 was amortized through December 31, 2009. Please tell us why amortizing the early termination loss through December 31, 2009 was appropriate rather than expensing the loss upon termination in 2008. Include the accounting literature that supports your conclusions in your response. Assuming a satisfactory response, your disclosure should be revised with an applicable discussion of your treatment.
Response: According to ASC 815 Derivatives and Hedging Section 815-30-40-4, the net derivative instrument gain or loss related to a discontinued cash flow hedge shall continue to be reported in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period (as documented at the inception of the hedging relationship) or within an additional two-month period of time thereafter.

Section 815-30-35-38 provides further guidance in stating amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings (for example, when a forecasted sale actually occurs).

After the fuel hedge for 4.8 million gallons was cancelled, our fuel purchases continued into 2009 with 24.2 million gallons of fuel purchased.

The original transaction associated to the fuel hedge related to purchases through 2009. As the purchases were probable of occurring based on the originally specified time period (October, 2008 — December, 2009), the amount in AOCI was amortized throughout 2009.

The Company has revised the Registration Statement on page 60 to reflect the discussion above and comply with the Staff’s comment.
Year Ended December 31, 2008 Compared With Year Ended December 31, 2007, page 59
16.	Comment: We note the discussion on page 54 indicating that you have presented non-GAAP information reflecting the combination of financial results and cash flows for the predecessor and successor periods of 2007 for purposes of your MD&A discussion. We also note your presentation of non-GAAP combined amounts in the tables on pages 14 Summary Historical Consolidated Financial Data) and 54, respectively. Please note that we do not believe it is appropriate to present combined results for the predecessor and successor periods due to the change in basis that resulted from the acquisition, as such presentation does not comply with GAAP and is considered non-GAAP financial measures, due to the change in basis resulting from the application of purchase accounting. Please delete the “Combined” 2007 columns in both sections.

In discussing the financial results for fiscal 2007 (as compared to fiscal 2008), you should solely discuss the amount and percentage of fiscal year historical changes for each caption (i.e. revenues, operating expenses, administrative and general, etc.) without providing the total amount of revenues, operating expenses, general and administrative expenses, etc. for each of the years in your discussion. For example, you can disclose that historical revenues increased $52.8 million or 16.6% from fiscal 2007 to fiscal 2008 without disclosing the total amount of historical revenues for each of the fiscal years, as the fiscal 2007 amount would be a non-GAAP measure. Please revise accordingly.
Response: The Company has revised the Registration Statement on pages 14, 54 and 60 to comply with the Staff’s comment. The 2007 data on page 13 remains in order to provide investors comparisons between the three year periods.
Key Jones Act Dry Bulk Commodities — 2007, page 66
17.	Comment: Please revise to state the source of the information in this table.
Response: The Company has revised the Registration Statement on page 66 to comply with the Staff’s comment.
18.	Comment: Please revise to provide more recent data, if available.
Response: The Company has revised the Registration Statement on page 66 to comply with the Staff’s comment.
Transportation Mode Comparison, page 75
19.	Comment: Please revise to state the source for the fuel efficiency and emissions statistics you cite.
Response: The Company has revised the Registration Statement on pages 4 and 75 to comply with the Staff’s comment.
Management, page 103
20.	Comment: Please revise the director biographies to provide the information called for by amended Item 401(e)(1) of Regulation S-K, including a brief discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.
Response: The Company has revised the Registration Statement on pages 103 through 105 to comply with the Staff’s comment.
Compensation Discussion and Analysis, page 105
21.	Comment: We note you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response: The Board reviewed the Company’s compensation policies and practices to evaluate the risk that they were reasonably likely to have a material adverse effect on the Company. The Board determined that the only component of employee compensation that might pose a risk was our annual incentive program which, in years past, has covered both named executive officers and non-executive employees.

Our annual incentive program is designed to incentivize our employees to pursue business strategies that will maximize the return to our equity sponsors, and ties a portion of an employee’s compensation to the achievement of short-term financial performance objectives. While the program may encourage some level of risk taking on the part of our employees in their efforts to achieve these objectives, we believe that the risk is well managed and the level of risk acceptable. Risk is further reduced by the fact that the program is discretionary; it was suspended for all employees (including named executive officers) during the 2009 fiscal year in light of the economic downturn.

For these reasons we believe that our compensation policies and practices are not likely to have a material adverse effect on the Company.
Description of the Notes, page 117
Brief Description of the Notes and Notes Guarantees, page 117
The Notes, page 117
22.	Comment: We note that the notes will be unconditionally, jointly and severally guaranteed by the guarantor subsidiaries. Please revise to state that the notes will also be fully guaranteed, if true, as required by Regulation S-X, Article 3-10(b)(4).
Response: The Company has revised the Registration Statement on page 118 to comply with the Staff’s comment.
Repurchase at the Option of Holders, page 128
23.	Comment: Please revise to include a cross-reference to the definition of “change of control” on page 152.
Response: The Company has revised the Registration Statement on page 129 to comply with the Staff’s comment.
Certain United States Federal Income Tax Consequences, page 168
24.	Comment: Please revise to clarify that all material U.S. federal income tax consequences have been discussed rather than just “certain material” consequences.
Response: The Company has revised the Registration Statement on page 169 to comply with the Staff’s comment.
25.	Comment: Please revise to identify tax counsel in this section. Also, please revise the first sentence to state that the discussion below is the opinion of tax counsel rather than a “summary.”
Response: The Company has revised the Registration Statement on page 169 to comply with the Staff’s comment.

Financial Statements, page F-1
Consolidated Statements of Operations, page F-6
26.	Comment: Please delete the caption and subtotal amounts for “Income before interest expense and tax provision.” The guidance in Rule 5-03(b) of Regulation S-X has interest expense included within other non-operating income and non-operating expenses before reporting its performance measure, “Income (loss) before income tax provision” in the consolidated statement of operations. In this regard, the reporting of an income measure between operating income and income before income tax provision is not appropriate. Please also conform all presentations in your Summary Historical Consolidated Financial and Other Data (pages 13 and 49), respectively.
Response: The Company has revised the Registration Statement on pages 13, 14, 49, 54 and F-6 to comply with the Staff’s comment.
Notes to the Consolidated Financial Statements, page F-9
Note 15. Guarantor Information, page F-24
27.	Comment: It appears the December 31, 2009 and December 31, 2008 operating income consolidated totals do not match the amounts on the consolidated income statement on page F-6, as the amount of (gain) loss on sale of assets is not included within the condensed consolidated operating income amounts included in your guarantor note (15). Please advise and revise, accordingly.
Response: The Company has revised the Registration Statement on pages F-25 and F-26 to comply with the Staff’s comment.
28.	Comment: It appears the current portion of long-term debt of $5,637 per the December 31, 2008 consolidated balance sheet should be included in current (rather than long-term) liabilities in the note 15 December 31, 2008 Condensed Consolidating Balance Sheet. Please advise and revise, accordingly.
Response: The Company has revised the Registration Statement on pages F-25 to comply with the Staff’s comment.
Signatures, page II-5
29.	Comment: Please revise to include the signature of your principal accounting officer or controller in the second signature block.
Response: The Company has revised the Registration Statement on pages II-5 through II-7 to comply with the Staff’s comment.
30.	Comment: Also revise for each subsidiary to include the signatures of a majority of the directors.

Response: The Company’s subsidiaries do not have directors but rather are member-managed and the managing member signatures are included on pages II-5 through II-19.
Exhibit 5.1
31.	Comment: Please have counsel revise assumptions (iii) and (iv) on page 1. Counsel is entitled to rely on local counsel opinion but may not assume due authorization and corporate authority. Apply this comment to numbered paragraph 1 on the second page as well.
Response: Counsel has revised Exhibit 5.1 to the Registration Statement on page 1 and 2 to comply with the Staff’s comment.
32.	Comment: As it appears this is a short-form tax opinion, please revise to specifically incorporate the tax discussion in the prospectus as the opinion of Willkie Farr & Gallagher LLP.
Response: Counsel has revised Exhibit 5.1 to the Registration Statement on page 2 to comply with the Staff’s comment.
33.	Comment: Legality and tax opinions should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.
Response: Counsel confirms that it will refile the opinion dated the date of effectiveness.
Exhibit 5.2
34.	Comment: In the listing of assumptions on page 2, please have counsel revise assumption 1.8. Counsel may rely on the opinion of other counsel, but may not assume that the exchange documents are a valid and binding obligation of the Company.
Response: Counsel has revised Exhibit 5.2 to the Registration Statement on page 2 to comply with the Staff’s comment.
35.	Comment: Please have counsel delete assumption 1.6. It is inappropriate for counsel to assume that there are no agreements or understandings between persons who include its client.
Response: Counsel has revised Exhibit 5.2 to the Registration Statement on page 2 to comply with the Staff’s comment.
36.	Comment: Please have counsel delete assumption 1.9, which appears to be a legal conclusion.

Response: The assumption referenced above is necessary to address vices of consent under Louisiana law. Louisiana law provides that a consent to an obligation is invalid if certain circumstances, such as material mistake of fact, fraud, undue influence, or duress, exist preventing the consent giver from freely and intentionally granting the consent. Given the nature of these vices of consent, we do not believe they are capable of being addressed through opinion due diligence. Because due diligence cannot adequately address the possibility of a vice of consent existing, we must have this assumption in order to opine that the Indenture and Note Guarantee have been duly authorized. This a standard assumption that Counsel includes in its opinions, including one filed with the SEC on April 16, 2010 under Registration No. 333-164897 as Exhibit 5.8.
37.	Comment: Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise paragraph 3.5 on page 3 accordingly or confirm that it will refile the opinion dated the date of effectiveness.
Response: Counsel confirms that it will refile the opinion dated the date of effectiveness.
38.	Comment: Counsel may not limit reliance. Accordingly, please have counsel delete the second sentence of the last paragraph on page 3.
Response: Counsel has revised Exhibit 5.2 to the Registration Statement on page 3 to comply with the Staff’s comment.
Exhibit 5.3
39.	Comment: Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel delete the listing of documents on page 1. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.
Response: Counsel has revised Exhibit 5.3 to the Registration Statement on page 2 to comply with the Staff’s comment.
40.	Comment: We note that the opinion contains significant assumptions which assume part of what counsel is opining upon. Please have counsel revise accordingly. Specifically, counsel should:
•	Revise assumption (d) to limit to parties other than the Opinion Parties the assumptions regarding power and authority and that the transaction does not violate organizational documents or other law.

•	Delete assumptions (h) and (k). It is inappropriate for counsel to assume that there are no other agreements or understandings, disclosed or otherwise, between or among persons who include its client.

•	Delete assumptions (j) and (m), which we view as unacceptable practice qualifications.

•	Delete assumption (1), which appears to be a legal conclusion.
Response: Counsel has revised Exhibit 5.3 to the Registration Statement on page 2 to comply with the Staff’s comment.
41.	Comment: Counsel may not limit reliance. Accordingly, please have counsel delete the first sentence of the paragraph under the numbered opinions and paragraph H on page 4.
Response: Counsel has revised Exhibit 5.3 to the Registration Statement on page 4 to comply with the Staff’s comment.
42.	Comment: Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise the second sentence under the numbered opinions and paragraph A on page 3 and the last sentence of paragraph G on page 4. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.
Response: Counsel confirms that it will refile the opinion dated the date of effectiveness.
     In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8744 with any further questions or comments.

Very truly yours,

/s/ Curtis Hogan

Curtis Hogan
Enclosures

cc:	J. Nolan McWilliams, Staff Attorney Walter Bromfield, Chief Financial Officer Cristopher Greer, Esq.